UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

  As at August 3, 2007

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 3, 2007

Print the name and title of the signing officer under his signature.

  Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON PROVIDES UPDATE ON LEGAL MATTERS
Recent Ruling by Civil Court Appealed

August 3, 2007 Vancouver, BC - Farallon Resources Ltd. (TSX:FAN; OTCBB:FRLLF) ("Farallon" or "the Company") provides an update on recent legal developments involving the Company. As announced in a News Release dated June 26, 2007, the civil court in Mexico City dismissed the civil case initiated by David L. Hermiston in September 2004. Mr. Hermiston has appealed this judgement. The Company will continue to take all steps necessary to defend against this appeal. Appeal proceedings are now in progress and are expected to last several months.

On September 7, 2004, the Company was notified of a lawsuit launched by Mr. Hermiston in the jurisdiction of the 11th District Court, Mexico City, D.F., making essentially the same allegations and seeking essentially the same remedies as previous lawsuits launched by him in other jurisdictions. On June 22, 2007, the Company was notified that the Court had rendered a judgement dismissing these claims and awarding legal costs to Farallon. Mr. Hermiston has subsequently appealed this ruling. The Company continues to believe that this case has no merits as was the case in similar or other related legal actions brought forward by Mr. Hermiston. Having initiated this appeal, Mr. Hermiston is now liable for costs should he be unsuccessful and it is the Company's full intention to recoup all legal costs in such an instance.

Dick Whittington said: "It is unfortunate that Mr. Hermiston has decided to continue his legal activities. We will continue to vigorously defend against any and all actions taken by Mr. Hermiston and his unwarranted allegations in regard to the Campo Morado property."

Farallon is advancing the exploration and development of the G-9 deposit at its Campo Morado Property in Guerrero State, Mexico. The Company's 2007 parallel track program has been very successful to date. Exploration drilling is expanding the high-grade G-9 deposit, and mine planning and design, equipment acquisition and site preparation activities are also taking place with the goal of beginning production in July 2008.

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or in North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and its annual Form on 20F filing with the United States Securities and Exchange Commission.